File No. 000-26052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2001

BAAN COMPANY N.V.
(Exact name of registrant as specified in its charter)

Baron van Nagellstraat 89
3771 LK Barneveld
The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BAAN COMPANY N.V.
Form 6-K

          In connection with its November 27, 2001 Annual General Meeting of Shareholders, Baan Company N.V., a Netherlands corporation (the “Company”), published the print advertisement listed in Item 1 below. In addition, the Company mailed the materials listed in Items 2 through 6 to its U.S. shareholders. Items 1 through 6 are attached hereto as Exhibits 99.1 through 99.6.

1.	English translation of print advertisement published on November 12, 2001 in the Dutch newspapers Officiele Prijscourant and Financieele Dagblad.

2.	Invitation to attend the 2001 Annual General Meeting of Shareholders of Baan Company N.V.

3.	Agenda of the 2001 Annual General Meeting of Shareholders.

4.	Explanatory Notes to the Agenda of the 2001 Annual General Meeting of Shareholders.

5.	Exhibits to Explanatory Notes:

•	Amendment of Articles of Association

•	Annual Report for the period ended August 31, 2000

•	Annual Report for the period ended August 31, 2001

6.	Notice of 2001 Annual General Meeting of Shareholders and 2001 Proxy Card for New York Registry Shares.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2001	Baan Company N.V.

By: Laurens van der Tang
Name: Laurens van der Tang
Title: President and Managing Director

Exhibit Index

Exhibit No.	Description

99.1	English translation of print advertisement published on November 12, 2001 in Dutch newspapers Officiele Prijscourant and Financieele Dagblad.
99.2	Invitation to attend the 2001 Annual General Meeting of Shareholders of Baan Company N.V.
99.3	Agenda of the 2001 Annual General Meeting of Shareholders.
99.4	Explanatory Notes to the Agenda of the 2001 Annual General Meeting of Shareholders.
99.5	Exhibits to Explanatory Notes:
• Amendment of Articles of Association
• Annual Report for the period ended August 31, 2000
• Annual Report for the period ended August 31, 2001
99.6	Notice of 2001 Annual General Meeting of Shareholders and 2001 Proxy Card for New York Registry Shares.